Exhibit 99.1

PRESS RELEASE

Maxar Settles Appraisal Litigation with the Former

Holders of Series A Preferred Stock of DigitalGlobe

Westminster, CO and Vancouver, BC – June 15, 2018 – Maxar Technologies Ltd. (“Maxar” or the “Company”, formerly MacDonald, Dettwiler and Associates Ltd.), (NYSE and TSX: MAXR), a leading global provider of advanced space technology solutions for commercial and government markets, announces that it has entered into an agreement to settle all pending litigation with the former holders of 80,000 shares of DigitalGlobe, Inc. (“DigitalGlobe”) Series A Convertible Preferred Stock. Under the agreement, the former holders of Series A Convertible Preferred Stock of DigitalGlobe will receive (i) 2,206,464 common shares of Maxar and (ii) a payment in cash for the interest that has accrued on the merger consideration from the closing of the merger.

“We are pleased to have reached a resolution with our preferred shareholders,” said Howard Lance, Chief Executive Officer of Maxar. “Our outlook for debt and leverage ratio levels in 2018, as well as cash flows  and EPS,  all of which were provided in conjunction with our first quarter earnings release on May 9, 2018, are not impacted by this agreement.”

The completion of the settlement of the preferred shareholders’ appraisal claims, which are pending in the Delaware Chancery Court action styled In re Appraisal of DigitalGlobe, Inc. Common Stock and Preferred Stock, Consol. C.A. No. 2017‑0810, is contingent upon customary terms and conditions, including exchange approvals.

About Maxar Technologies

Maxar Technologies (formerly MacDonald, Dettwiler and Associates) is a leading global provider of advanced space technology solutions for commercial and government markets including satellites, Earth imagery, robotics, geospatial data and analytics. As a trusted partner, Maxar Technologies provides unmatched integrated capabilities, solutions and expertise to help customers anticipate and address their most complex mission-critical challenges with confidence. With more than 6,500 employees in over 31 locations, the Maxar Technologies portfolio of commercial space brands includes MDA, SSL, DigitalGlobe and Radiant Solutions. Every day, billions of people rely on Maxar Technologies to communicate, share information and data, and deliver insights that Build a Better World. Maxar trades on the Toronto Stock Exchange and New York Stock Exchange as MAXR. For more information, visit www.maxar.com.

Forward-Looking Statements

This release contains forward-looking statements and information, which reflect the current view of Maxar Technologies Ltd. (the "Company") with respect to future events. The forward-looking statements in this regard include statements regarding the settlement of pending litigation. Any such

Exhibit 99.1

forward-looking statements are based on the Company’s current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. The factors and assumptions underlying the forward-looking statements in this release include court approval of the settlement terms. Any such forward-looking statements are subject to a number of risks and uncertainties that could cause actual results to differ materially from current expectations. The Company cautions readers that should certain risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected.

For additional information with respect to certain of these risks or factors, plus additional risks or factors, reference should be made to the Company’s continuous disclosure materials filed from time to time with Canadian and U.S. securities regulatory authorities, which are available online under the Company’s SEDAR profile at www.sedar.com, under the Company’s EDGAR profile at www.sec.gov or on the Company’s website at www.maxar.com.

CONTACT:

Jason Gursky | Maxar Investor Relations | 1‑303‑684‑2207 | jason.gursky@maxar.com

Nancy Coleman | Maxar Media Contact | 1‑303‑684‑1674 | nancy.coleman@maxar.com